August 9, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (215) 790-4732

Mr. David A. Simon
Vice President and Chief Financial Officer
EBL&S Property Management, Inc.
230 South Broad Street, Mezzanine Level
Philadelphia, PA  19102

Re:	National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-24816

Dear Mr. Simon:

      We have reviewed your July 22, 2005 response letter and have the following additional comments.

1. We read your response to comments 2 and 4. Please further explain to us the circumstances in which each of your wraparound mortgage obligations were forgiven by NPAEP and PVPG, including how the underlying third-party mortgages were "satisfied at closing" in reference to your response to comment 2. Please also explain to us why NPAEP and PVPG forgave amounts due under your wraparound mortgage since this obligation is cross-collateralized and tell us the specific accounting literature you rely on to support gain recognition on the debt forgiveness in light of the fact that Mr. Lipkin controls NPAEP, PVPG and your Managing General Partner. In your response, explain how you considered footnote 1 of APB 26 in your accounting. Refer also to paragraph 16 of SFAS 140.

2. We read your response to comment 3. We do not understand how the amounts disclosed in Notes 6 and 9 reconcile to the amounts reported in your statement of operations as other income and discontinued operations. As such, we reissue our prior comment 3 in its entirety.
Please show us how the amounts disclosed in Notes 6 and 9 reconciled to the amounts reported in your statement of operations for each of the years ended December 31, 2004, 2003 and 2002.

3. Your response to comment 5 does not provide us with a sufficient explanation of your basis in accounting to support gain recognition.
As such, we reissue our prior comment 5 in part. Please tell us in sufficient detail how you considered the guidance in EITF 02-4 in determining whether this transaction is within the scope of SFAS 15.
We note that you appear to meet the condition in paragraph 5(c)(3) of
SFAS 15. In your response, please explain to us the contrary evidence you rely on to overcome this characteristic.

4. We note in your response to comment 5 that NPAEP is not experiencing financial difficulties, however, please tell us how you considered the financial difficulties of the individual property that secured this first mortgage in reaching your conclusion. If you do not believe the property is experiencing financial difficulties, please explain to us why your creditor granted NPAEP a concession.

5. Notwithstanding your response to our above comments, since you deemed this modification to be substantial under EITF 96-19 please tell us how you accounted for the unamortized discount in your calculation of the gain or loss on debt extinguishment. In your response, please also show us how you calculated an unamortized discount of $11,535,000 associated with a wraparound mortgage with a balance, net of unamortized discount, of only $3.3 million at December 31, 2004. Refer to our prior comment 6.

6. We note in your response to comment 7 that the present value of the reduction in the balloon payments was not greater than 10% of the balance of the wraparound mortgages. Please tell us whether the present value of all cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of all remaining cash flows under the terms of the original instrument.
In your response, please confirm whether you evaluated the "substantial" criteria under EITF 96-19 on an individual wrap mortgage basis. If not, please tell us your basis for evaluating this modification on an aggregate basis and tell us whether your evaluation on an individual wrap mortgage basis would yield a different conclusion.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David A. Simon
EBL&S Property Management, Inc.
August 9, 2005
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